UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Cyren Ltd.

(Name of Subject Company)

Cyren Ltd.

(Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 0.15 PER SHARE

(Title of Class of Securities)

M26895108

(CUSIP Number of Class of Securities)

Eric Spindel

Vice President, General Counsel and Corporate Secretary

Cyren Ltd.

1 Sapir Road

5th Floor, Beit Ampa

P.O. Box 4014

Herzliya 46140, Israel

+972-9-863-6899

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Joey T. Shabot, Esq.	Adv. David Schapiro
Greenberg Traurig, LLP	Yigal Arnon & Co.
1 Azrieli Center	1 Azrieli Center
132 Menachem Begin Road	132 Menachem Begin Road
Tel Aviv, Israel	Tel Aviv, Israel
+972-3-636-6005	+972-3-608-7856

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Cyren Ltd., an Israeli company (the “Company”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2017 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by WP XII Investments B.V., a private limited liability company organized under the laws of the Netherlands (“WP XII BV”) and a wholly owned subsidiary of WP XII Investments Coöperatief U.A., a company incorporated in The Netherlands (“WP XII Investments Coöperatief”), which is jointly owned by (i) Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Callisto”), (ii) Warburg Pincus (Europa) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Europa”), (iii) Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Ganymede”), (iv) Warburg Pincus Private Equity XII-B (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-B”), (v) Warburg Pincus Private Equity XII-D (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-D”), (vi) Warburg Pincus Private Equity XII-E (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-E”), (vii) Warburg Pincus XII Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“Warburg Pincus XII Partners”) and (viii) WP XII Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Partners,” and together with WP XII Callisto, WP XII Europa, WP XII Ganymede, WP XII-B, WP XII-D, WP XII-E and Warburg Pincus XII Partners, the “WP XII Funds”; the WP XII Funds, collectively with WP XII BV and WP XII Investments Coöperatief, the “Purchaser”), to purchase 31,265,358 of the Company’s outstanding ordinary shares, nominal (par) value NIS 0.15 per share (the “Cyren Shares”), at a price of $2.50 per share, net to the seller (subject to withholding taxes, as applicable), in cash, without interest. Prior to its expiry, the offer was subject to the terms and conditions set forth in the offer to purchase dated November 20, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), and the other related documents delivered to shareholders of the Company pursuant to the Offer to Purchase (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is disclosed in a Tender Offer Statement on Schedule TO (the “Schedule TO”), filed by WP XII BV with the SEC on November 20, 2017.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment should be read in conjunction with the Schedule 14D-9, the Offer to Purchase, and the Letter of Transmittal. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the subsection entitled “Rights of Shareholders in the Offer” the disclosure set forth below as a new subsection:

Expiration of the Offer

The Offer expired at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Sunday, December 24, 2017.  Following such expiration, the Purchaser accepted for payment in accordance with the terms of the Offer all Cyren Shares that were validly tendered and not withdrawn prior to the expiration of the Offer and payment for such Shares will be made promptly in accordance with the terms of the Offer.  The Depositaries for the Offer have advised that, as of the final expiration date of the Offer, a total of approximately 16,991,212 Cyren Shares were validly tendered and not withdrawn in the Offer, representing approximately 30% of the Cyren Shares on a partially diluted basis (assuming the exercise of “in-the-money” options and conversion of Cyren’s convertible notes).

On December 24, 2017, the Purchaser issued a press release announcing the completion of the Offer, and the final results for the Offer.  A copy of the press release is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference.  Note that the press release reported approximately 0.06% fewer shares being tendered as such additional shares were tendered in Israel and were being tallied and reported to the Purchaser at the time of issuance of the press release.  As reported in the paragraph above, a total of approximately 16,991,212 Cyren Shares were validly tendered and not withdrawn in the Offer.

After payment for the Cyren Shares tendered in the Offer and accepted for payment, Purchaser will beneficially own 27,586,733 Cyren Shares, representing approximately 49% of Cyren Shares on a partially diluted basis (assuming the exercise of “in-the-money” options and conversion of the Company’s convertible notes) or approximately 52% of the outstanding Cyren Shares (assuming conversion of the Company’s convertible notes).

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

(a)(5)(E)	Press Release, dated December 24, 2017 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 26, 2017	Cyren Ltd.

	By:	/s/ J. Michael Myshrall
	Name:	J. Michael Myshrall
	Title:	Chief Financial Officer

2